SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

POLICY ENDORSEMENT

This endorsement is part of the Policy to which it attaches and is effective as of the Policy Date.  If the terms of this endorsement and the Policy conflict, this endorsement’s provisions will control.

DEFINITIONS

The definition of Supplemental Insurance Face Amount is amended and replaced with the following:

Supplemental Insurance Face Amount:  The amount of additional insurance coverage including any applicable scheduled increase amount as shown in Section 1 of the Policy.

DEATH BENEFIT

The following provisions are added to the Death Benefit section of the Policy:

Scheduled Increases in Supplemental Insurance Face Amount
If you request to schedule automatic increases in the Supplemental Insurance Face Amount at the time of application for this Policy, the amount of each scheduled increase and the dates upon which these increases will occur are shown in Section 1 of the Policy. If You change death benefit option, or decrease the Specified Face Amount or Supplemental Insurance Face Amount, future scheduled increases will be cancelled. Any request for a new schedule of automatic increases in the Supplemental Insurance Face Amount is subject to Our underwriting rules in effect at the time of Your request and requires satisfactory evidence of insurability. Scheduled increases in the Supplemental Insurance Face Amount are only available with Death Benefit Option A unless We agree otherwise.

Termination
This endorsement will terminate upon termination of the Policy.

[[Missing Graphic Reference]]
[Westley V. Thompson], [President SLF U.S.]

VUL-SIE-2009                                                                                                                                 Page